Exhibit 99.1

Navigator Holdings Ltd. Announces Fifth and Final Vessel Acquisition Under 60/40 Joint Venture With Greater Bay Gas

April 13, 2023 – Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce its fifth and final vessel acquisition planned under its 60/40 joint venture agreement with Greater Bay Gas Co. Ltd. (Liberia) (“Greater Bay Gas”), previously announced on September 30, 2022 (the “Joint Venture”). The Joint Venture announced the purchase of the first four vessels between December 20, 2022 and March 27, 2023.

The final vessel, renamed the Navigator Vega, is a 22,000 cbm liquefied ethylene gas carrier built in 2019 and was delivered today. As previously stated, all five vessels will continue to be commercially managed under the Luna Pool collaboration arrangement, and technical management will be provided by the third-party technical manager, PG Shipmanagement Pte. Ltd. of Singapore.

This fifth delivery concludes the first multi-vessel acquisition under the Joint Venture, which was announced in September 2022 and has been completed considerably ahead of the anticipated fifteen-month delivery schedule.

About Greater Bay Gas

Greater Bay Gas is a gaseous product logistic service provider based in the heart of the Shenzhen Greater Bay Area, China. It currently operates the fleet of five modern semi-pressurized and semi-refrigerated ethylene and ethane gas carriers that are expected to be acquired by the Joint Venture. It aims to develop its core business through global strategic partnerships to serve increasing demand for shipping and related logistics of gaseous product worldwide.

Greater Bay Gas Co. Ltd. (HK) was founded primarily by Equator Fund Limited, which is a maritime-focused fund, having its headquarters in the Municipality of Shenzhen, with offices in Hong Kong and Shanghai, China.

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 57 semi- or fully-refrigerated liquefied gas carriers, 26 of which are ethylene and ethane capable. Navigator plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas
Attention:	Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com
Address:	333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the performance of the Joint Venture, the acquisition of vessels by the Joint Venture and the benefits of the transaction to Navigator and its shareholders. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.